U.S. SECURITIES AND EXCHANGE COMMISSION

     WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

0-28936
(SEC FILE NUMBER)

Check one:	[X]	Form 10-K and Form 10-KSB	[ ]	Form 10-Q and Form 10-QSB
	[ ]	Form 10-Q and Form 10-QSB	[ ]	Form N-SAR
	[ ]	Form 11-K

          For Period Ended:     December 31, 2004

[ ] Transition Report on Form 10-K	[ ]	Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ]	Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

          For the Transition Period Ended: __________________________________________________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:     Items 6, 7, 7A, 8, and 9A of Form 10-K

Part I
Registrant Information

Full Name of Registrant:	Gold Banc Corporation, Inc.
Former Name if Applicable:	Not Applicable
Address of Principal Executive Officer:	11301 Nall Avenue
(Street and Number)
Leawood, KS 66211
(City, State and Zip Code)

Part II
Rules 12b-25(b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form
20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III Narrative

          State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, Gold Banc Corporation, Inc. (the "Company") is today filing only those parts of this Annual Report on Form 10-K ("Form 10-K") that it is able to file without unreasonable effort or expense. Due to the extensive compliance efforts associated with Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), the Company is not submitting Selected Consolidated Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, Quantitative and Qualitative Disclosures about Market Risk, Financial Statements and Supplementary Data, or Controls and Procedures.

On January 24, 2004, the Company entered into an agreement and plan of merger with Silver Acquisition Corp. ("Silver"), pursuant to which the Company would no longer be a publicly-held company upon consummation of the merger and would no longer be subject to Sarbanes-Oxley. The Company expected the merger to be consummated in the second or third quarter of 2004. Upon becoming aware in July 2004 of Silver's difficulties in obtaining regulatory approval of the merger, the Company accelerated its efforts to take steps needed to enable management to issue the report required by Sarbanes-Oxley. After determining that Silver would be unable to obtain regulatory approval for the merger, the Company terminated the merger agreement on October 11, 2004. The Company then further enhanced its efforts and devoted even more resources to achieving compliance with Sarbanes-Oxley. The Company’s independent registered public accounting firm, KPMG LLP, was unable to issue its reports on the audit of the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the period ended December 31, 2004, and the audit of the Company’s internal control over financial reporting. The Company expects to complete its assessment and the finalization of its financial statements and is working closely with KPMG LLP in an effort to obtain the independent registered public accounting firm's reports within 15 days after the date hereof so that the Company can amend Form 10-K within that time period in order to include those items not submitted required by Items 6, 7, 7A, 8 and 9A of Form 10-K, and thereby deem the Form 10-K, as so amended, to have been timely filed on March 16, 2005.

     Part IV Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

Rick J. Tremblay	913-451-8050
(Name)	(Area Code) (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

[ X ] Yes [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [     ] Yes                                         [ X ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gold Banc Corporation, Inc.
 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2005	GOLD BANC CORPORATION, INC.

By:
Malcolm M. Aslin
Chief Executive Officer